Exhibit 12.1
THE HOME DEPOT, INC. AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions, except ratio data)

			Fiscal Year(1)
	Nine Months Ended
	November 1, 2015		2014		2013		2012		2011		2010
Earnings Before Provision for Income Taxes	$8,708		$9,976		$8,467		$7,221		$6,068		$5,273
Less: Capitalized Interest	(1)		(2)		(2)		(3)		(3)		(3)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	234		312		308		298		280		278
Interest Expense	678		832		713		635		609		533
Adjusted Earnings	$9,619		$11,118		$9,486		$8,151		$6,954		$6,081
Fixed Charges:
Interest Expense	$678		$832		$713		$635		$609		$533
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	234		312		308		298		280		278
Total Fixed Charges	$912		$1,144		$1,021		$933		$889		$811
Ratio of Earnings to Fixed Charges(2)	10.5	x	9.7	x	9.3	x	8.7	x	7.8	x	7.5	x

(1)
Fiscal years 2014, 2013, 2012, 2011 and 2010 refer to the fiscal years ended February 1, 2015, February 2, 2014, February 3, 2013, January 29, 2012 and January 30, 2011, respectively. Fiscal year 2012 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)
For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before provision for income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before provision for income taxes)+(fixed charges)-(capitalized interest)
(fixed charges)